October 13, 2021

VIA EDGAR TRANSMISSION

Ms. Myra Moosariparambil

Mr. Raj Rajan
Division of Corporation Finance

Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	GOL Intelligent Airlines Inc. Form 20-F for the fiscal year ended December 31, 2020 Filed March 29, 2021

File No. 001-32221

Response to Staff Comment Letter Dated September 15, 2021

Dear Ms. Moosariparambil and Mr. Rajan:

Reference is made to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) received by GOL Linhas Aéreas Inteligentes S.A. (“GOL Intelligent Airlines Inc.” or the “Company”) on September 15, 2021, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 29, 2021 (the “2020 Form 20-F”), which has since been amended on September 20, 2021. For your convenience, we have reproduced the Staff’s comments in italics and provided responses immediately below.

SEC Comment

Item 3. Key Information

A. Selected Financial Data

Reconciliation and Calculation of Certain Non-GAAP Measures, page 6

1.	Your calculation of EBITDA appears to include adjustments to earnings for items other than interest, taxes, depreciation and amortization. Accordingly, please modify the title of this measure or revise this measure. Please refer to Question 103.01 of the Division’s Non-GAAP Compliance and Disclosure Interpretations.

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Response to Comment

A break-down of the line items that the Company has considered “interest” in its reconciliation of net income (loss) for the year to EBITDA is provided in note 30 to the Company’s audited consolidated financial statements included in the 2020 Form 20-F. The Company believes these line items to be interest or interest-related, as follows:

-	Gain (loss) on derivatives: comprises the results of derivatives agreements mainly related to fuel and foreign exchange hedges.
-	Derivative losses – capped call: comprises the fair value adjustments of derivatives used to hedge the Company’s exchangeable debt.
-	Gains (losses) from financial investments: comprises interest gains from financial investments (cash equivalents, short-term investments and restricted cash).
-	Inflation indexation: comprises interest gains from the monetary adjustment of assets due to inflation.
-	Taxes on financial income: comprises tax expenses, according Brazilian law, on interest gains.
-	Unrealized gains (losses) – conversion right – ESN: comprises the fair value adjustments of derivatives embedded in the Company’s exchangeable debt.
-	Interest income: comprises interest gains in other financial assets.
-	Bank charges and expenses: comprises interest accrued on loans and financing, suppliers and bank fees due to financing operations.
-	Exchange offer costs: comprises interest incurred due to the premiums paid as part of debt repurchases.
-	Interest on leases: comprises interest accrued on leases, recorded in accordance with IFRS 16.
-	Other: comprises other financial results, mainly interest on financial assets and liabilities measured by amortized cost due to present value adjustments and Brazilian taxes on financing operations.
-	Foreign exchange rate change, net: comprises non-cash exchange rate variation on financial assets and liabilities (debts, leases, cash and cash equivalents, short-term investments and restricted cash).

For the reasons detailed above, the Company understands its EBITDA comprises only accounting adjustments of interest, taxes, depreciation and amortization.

2.	We note you have excluded labor idleness costs related to the Boeing MAX disruption in your calculation of non-GAAP Adjusted EBITDA. We also note you have excluded personnel costs and flight equipment depreciation expense due to idleness in your calculation of non-GAAP Adjusted Operating Income measure. Please address the following points:

•        Explain in detail the nature of these costs and why you believe they should be excluded in the respective non-GAAP measures, including how you determined these costs are incremental to normal operations. To the extent personnel costs relate to various categories of expenses, such as salaries or insurance, please quantify the amounts for each type of expense.

Response to Comment

The Company’s reconciliation of net income (loss) for the year to Adjusted EBITDA includes, among other adjustments, the exclusion of (i) in 2019 and 2020, MAX disruption net contingencies and (ii) in 2020, labor idleness costs; the Company also excludes the latter in its calculation of Adjusted Operating Margin.

MAX Disruption Net Contingencies. MAX disruption net contingencies comprise the net costs of not operating Boeing 737 MAX aircraft as a result of regulatory groundings by the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC) and the U.S. Federal Aviation Administration, which extended from March 2019 to November 2020.

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MAX disruption costs comprise mainly (i) fuel expenses and airport fees generated during additional test flights and re-training flights in order to re-initiate operations upon the lifting of the groundings in November 2020, (ii) maintenance expenses on grounded Boeing 737 MAX aircraft, (iii) incremental fuel and maintenance expenses on the Boeing 737 NG aircraft that the Company had to operate in place of the grounded Boeing 737 MAX aircraft and that, because of their inferior fuel efficiency and age, generate higher fuel and maintenance expenses, (iv) incremental lease expenses on certain of the Boeing 737 NG aircraft that the Company had to operate in place of the grounded Boeing 737 MAX aircraft and which lease agreements provide for a variable fee component depending on the aircraft use (“power by the hour” provisions), as opposed to the purely fixed fee lease agreements of Boeing 737 MAX aircraft, and (v) passenger costs relating mainly to (x) fines imposed on the Company pursuant to administrative proceedings deriving from flight cancellations and modifications and (y) costs relating to meal and hotel vouchers for re-routed passengers that had booked direct flights on Boeing 737 MAX aircraft and were re-booked on non-direct flights on Boeing 737 NG aircraft, which provide an inferior range. These costs were partially offset by payments from Boeing, as described in note 1.3 to the Company’s audited consolidated financial statements included in the 2020 Form 20-F.

Because MAX disruption net contingencies do not represent ordinary course costs or income and the Company did not incur MAX disruption net contingencies prior to or after the regulatory groundings of Boeing 737 MAX aircraft, the Company believes the exclusion of MAX disruption net contingencies in its Adjusted EBITDA in 2019 and 2020 provides a measure of operating results that is comparable across the periods presented in the 2020 Form 20-F. In addition, because MAX disruption net contingencies do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business, the Company does not believe this exclusion is misleading as set forth in Question 100.01 of the Division’s Non-GAAP Compliance and Disclosure Interpretations.

Labor Idleness Costs. Labor idleness costs relate to developments of the COVID-19 pandemic and their impact on labor utilization in light of Brazilian labor law considerations. In 2020, the Company suspended certain labor contracts, pursuant to which certain employees, which were not working due to steeply reduced demand for air travel, including pilots and air stewards, continued to receive only the fixed component of their remuneration. Pursuant to Brazilian labor law, the Company would have incurred higher costs in terminating labor contracts than it did in suspending them, and the Brazilian government provided incentives during the COVID-19 pandemic for companies to maintain employees, certain of which incentives were then extended by employee unions. Among these incentives were permitting the Company to, in compliance with Brazilian labor law and collective bargaining agreements, pay only the fixed component of the remuneration of employees not working.

The labor costs generated by the fixed remuneration of employees not working is what the Company refers to as (x) “labor idleness” and excludes in its Adjusted EBITDA and (y) “personnel costs – idleness” and excludes in its Adjusted Operating Margin. These costs comprise employee salaries and related taxes and labor expenses (such as social security) pursuant to Brazilian law.

The Company acknowledges the Commission’s guidance regarding these types of labor idleness adjustments to non-GAAP measures and, in future filings, the Company will not exclude these costs from its Adjusted EBITDA, Adjusted Operating Margin or any other non-GAAP measure.

•        Tell us how you concluded that the personnel costs are not normal, recurring, cash operating expenses necessary to operate your business.

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Response to Comment

While the fixed remuneration of employees is a normal and recurring cash operating expense, the fixed remuneration of employees not working is not a normal or recurring cash operating expense, nor is it necessary to operate the Company’s business in the ordinary course. The fixed remuneration of employees not working generated a mis-match in 2020 between the Company’s operating expenses and its operating results and productivity and, for this reason, the Company excluded labor idleness costs in its Adjusted EBITDA and Adjusted Operating Margin in 2020.

The Company acknowledges the Commission’s guidance regarding these types of labor idleness adjustments to non-GAAP measures and, in future filings, the Company will not exclude these costs from its Adjusted EBITDA, Adjusted Operating Margin or any other non-GAAP measure.

•        Explain why you believe that the elimination of depreciation expense that does not cease when the asset becomes idle does not substitute individually tailored recognition and measurement methods for those of GAAP.

Response to Comment

In its calculation of Adjusted Operating Margin for the year ended December 31, 2020, the Company excluded “flight equipment depreciation – idleness”, which represents the depreciation expense of aircraft, capitalized maintenance costs, auxiliary power units and landing gear that was not in use in 2020 in the context of the COVID-19 pandemic. The Company’s accounting policy on depreciation applies straight line depreciation over either the useful life of an asset or over the lease term. Pursuant to IAS 16, “depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated.”

The Company acknowledges the Commission’s guidance regarding these types of adjustments to non-GAAP measures and, in future filings, the Company will not exclude these costs from its Adjusted Operating Margin or any other non-GAAP measure.

Your response should address your consideration of Questions 100.01 and 100.04 of the Division’s Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G. To the extent necessary, please revise the measures and disclosures as appropriate.

Response to Comment

As detailed above, because MAX disruption net contingencies do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business, the Company does not believe this exclusion is misleading as set forth in Question 100.01 of the Division’s Non-GAAP Compliance and Disclosure Interpretations.

In future filings, the Company will not exclude labor idleness costs or depreciation idleness costs from its Adjusted EBITDA, Adjusted Operating Margin or any other non-GAAP measure.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Income Taxes, page 57

3.	Please expand your discussion to describe the underlying drivers for material changes in income taxes and effective tax rates on both a consolidated and segment basis. Where multiple drivers are responsible for the changes, please discuss and quantify the effect for each driver identified. Refer to Item 5 of Form 20-F, including the related Instructions.
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Response to Comment

Following is a revised explanation of the Company’s income taxes and effective tax rates on both a consolidated and segment basis in the year ended December 31, 2020 as compared to the year ended December 31, 2019. The Company will improve its disclosure in accordance with the additional information provided herein in future filings.

Consolidated: Income tax expense decreased R$131.6 million, from R$209.6 million in 2019 to R$78.0 million in 2020, mainly due to a decrease in income before taxes in our Smiles loyalty program segment. Our effective tax rate was (53.9)% in 2019 and 1.3% in 2020, due to deferred tax assets not recognized in our flight transportation segment, which recorded a loss before taxes in the amount of R$154.1 million in 2019 and R$6,001.0 million in 2020.

Flight Transportation Segment: Income tax expense decreased R$24.0 million, from R$36.9 million in 2019 to R$12.9 million in 2020, mainly due to the recognition of tax losses and social contribution on temporary differences in 2019. The effective tax rate in our flight transportation segment was 23.9% in 2019 and 0.2% in 2020, due to deferred tax assets not recognized on the current year loss, which loss was R$154.1 million in 2019 and R$6,001.0 million in 2020.

Smiles Loyalty Program Segment: Income tax expense decreased R$172.4 million, from R$265.0 million in 2019 to R$92.6 million in 2020, mainly due to a decrease in income before taxes. The effective tax rate in our Smiles loyalty program segment remained relatively stable at 30.5% in 2019 and 32.1% in 2020.

Results of Operations

B. Liquidity and Capital Resources

Cash Flows, page 59

4.	Please revise your disclosure to provide a discussion and analysis of cash flows from operating activities to address and quantify material changes in underlying drivers. Please ensure to discuss reasons for material changes in operating assets and liabilities. Refer to Item 5 of Form 20-F, including the instructions, and section IV.B.1 of SEC Release No. 33-8350.

Response to Comment

Following is a revised explanation of the Company’s cash flows from operating activities in the year ended December 31, 2020 as compared to the year ended December 31, 2019. The Company will improve its disclosure in accordance with the additional information provided herein in future filings.

Operating Activities. We had net cash flows from operating activities of R$753.9 million in 2020, as compared to R$2,461.1 million in 2019, due to a decrease in passenger net revenue, from R$13,077.7 million in 2019 to R$5,783.3 million in 2020, as a result of decreased demand for air travel and Brazilian and international government restrictions relating to travel, which effects were partially offset by (i) our change in trade receivables from R$(384.1) million as of December 31, 2019 to R$498.9 million as of December 31, 2020, and (ii) our renegotiation with many of our suppliers for extended payment terms and revised contracted amounts and our consequent change in suppliers from R$(232.0) million as of December 31, 2019 to R$392.2 million as of December 31, 2020.

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Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.	Please amend your filing to include an audit report from your auditor that covers the financial statements for the year ended December 31, 2018. Please also provide the auditor’s consent for the audit report included in the amended filing. See guidance in Item 8.A.3 of Form 20-F.

Response to Comment

The Company amended its 2020 Form 20-F on September 20, 2021 to correct the report of the Company’s independent registered public accounting firm in order to cover the year ended December 31, 2018 in addition to the year ended December 31, 2020, which filing included the consent of the Company’s independent registered public accounting firm to the incorporation by reference of its amended report in the Company’s registration statement (Form F-3 No. 333-242425) and in the related prospectus.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, the Company’s counsel, at +55 (11) 3927-7702 or me at +55 (11) 5098-7881.

Sincerely,

/s/ Richard F. Lark, Jr.

___________________________________
GOL Linhas Aéreas Inteligentes S.A.
By: Richard F. Lark, Jr.

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP

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